SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Fuel Systems Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35952W103

(CUSIP Number)

Pier Antonio Costamagna

Via Ospedale, 35 12062 Cherasco CN ITALY

+393356501316 or +393356185546

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Pier Antonio Costamagna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,582,043
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,582,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,582,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This beneficial ownership percentage is based upon 18,094,043 shares of common stock, par value $0.001 per share, of Fuel Systems Solutions, Inc., a Delaware corporation, issued and outstanding as of March 7, 2016, as reported by the Fuel Systems Solutions, Inc. in its Annual Report on Form 10-K for the year ended December 31, 2015 (File No. 001-32999), filed with the Securities and Exchange Commission on March 14, 2016.

CUSIP No. 35952W103

1	NAME OF REPORTING PERSON Carla Borgogno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,582,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,582,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This beneficial ownership percentage is based upon 18,094,043 shares of common stock, par value $0.001 per share, of Fuel Systems Solutions, Inc., a Delaware corporation, issued and outstanding as of March 7, 2016, as reported by the Fuel Systems Solutions, Inc. in its Annual Report on Form 10-K for the year ended December 31, 2015 (File No. 001-32999), filed with the Securities and Exchange Commission on March 14, 2016.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Fuel Systems Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 780 Third Avenue, 25th Floor, New York, NY 10017.

Item 2.	Identity and Background.

(a) – This Schedule 13D is being filed by Pier Antonio Costamagna and Carla Borgogno (the “Filing Persons”). Pier Antonio Costamagna owns shares in his individual capacity. Carla Borgogno is the spouse of Pier Antonio Costamagna. In the aggregate, the Filing Persons own 8.7% of the Common Stock. Each of the Filing Persons disclaims beneficial ownership of the shares owned by the other Filing Person.

(b), (c) and (f) – Each of the Filing Persons is an Italian citizen, with a business address of Via Ospedale, 35 12062 Cherasco CN ITALY. Pier Antonio Costamagna retired as an executive officer of the Issuer and as the General Manager of MTM, S.r.L., a wholly owned subsidiary of the Issuer, effective February 5, 2014.

(d) and (e) – During the last five years, neither of the Filing Persons has been convicted in a criminal proceeding, and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the United States or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable. See Item 4 below.

Item 4.	Purpose of Transaction.

Each of the Filing Persons holds the shares for investment purposes.

On September 1, 2015, the Issuer, Westport Innovations Inc., an Alberta, Canada corporation (“Westport”) and Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Westport (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, the Issuer will be merged with and into Merger Sub (the “Merger”), with the Issuer surviving the Merger.

On March 6, 2016, the Issuer, Westport and Merger Sub entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”), which, among other things, amended the Merger Agreement to provide for a collar mechanism as opposed to a fixed number for calculating the exchange ratio. Pursuant to the Merger Agreement Amendment, the exchange ratio varies based upon the NASDAQ volume weighted average price of Westport common shares during a specified measuring period. Also on March 6, 2016, Westport and Cartesian Capital Group (“Cartesian”) entered into an amendment (the “Cartesian Amendment”) to their previously announced financing agreement between Westport and an affiliate of Cartesian which, among other things, (i) amended the financing agreement to provide that the second tranche of financing to be provided by an affiliate of Cartesian, an investment of $17.5 million in cash in exchange for a Westport convertible note, will close simultaneously with the closing of the Merger and (ii) amended the convertible note valuation price to reflect the changes to the calculation of the exchange ratio set forth in the Merger Agreement Amendment.

As more fully explained in the press release issued by the Reporting Persons on March 31, 2016, which is attached hereto as Exhibit 99.1 and incorporated herein by reference, the Reporting Persons strongly believe that the Merger Agreement Amendment materially alters the terms and structure of the transaction contemplated by the original Merger Agreement in a manner that is not in the best interests of the Issuer or its stockholders.

Accordingly, the Reporting Persons believe there is a need, and they intend, to, vote AGAINST the proposal to adopt the Merger Agreement (as amended) and approve the Merger between the Issuer and Merger Sub at the special meeting of stockholders to vote.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and/or general economic and industry conditions), the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate (including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D).

Item 5.	Interest in Securities of the Issuer.

(a) – Pier Antonio Costamagna is the direct beneficial owner of 1,582,043 shares, or approximately 8.7% of the Outstanding Shares.

Carla Borgogno is the indirect beneficial owner of 1,582,043 shares, or approximately 8.7% of the Outstanding Shares, which are owned directly by Pier Antonio Costamagna.

The foregoing beneficial ownership percentage is based upon 18,094,043 shares of Common Stock issued and outstanding as of March 7, 2016, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2015 (File No. 001-32999), filed with the Securities and Exchange Commission on March 14, 2016.

(b) – Pier Antonio Costamagna has the sole power to vote the 1,582,043 shares that he holds directly and shares with his wife, Carla Borgogno, the power to dispose of the 1,582,043 shares that he holds directly.

(c) – The transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons are described below. The transactions were effected by MPS Capital Service - Banca Monte dei Paschi di Siena, Via Cavour 1 12051 Alba (CN) ITALY as the investment adviser on behalf of the Reporting Persons.

Transaction Date	Shares Purchased (Sold)	Price Per Share
3/30/2016	(2,546)	$5.90

(d) – Not applicable.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Filing Persons has entered into the Joint Filing Agreement attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

Exhibit 99.1	Press Release, dated March 31, 2016

Exhibit 99.2	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: April 4, 2016

/s/ Pier Antonio Costamagna
Pier Antonio Costamagna

/s/ Carla Borgogno
Carla Borgogno